Glenn W. Reed	P817-255-5319
Executive Vice President and	F 817-255-5394
General Counsel
glenn.reed@healthmarkets.com
August 1, 2006
Via EDGAR — — CORRESP
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Vanessa Robertson
Staff Accountant
Division of Corporation Finance

Re:	HealthMarkets, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 14, 2006
File Number: 001-14953
Ladies and Gentlemen:
            Reference is made to the letter, dated June 19, 2006, from Jim B. Rosenberg (Senior Assistant Chief Accountant, Division of Corporation Finance) to Mr. William J. Gedwed (President and Chief Executive Officer of HealthMarkets, Inc.) with respect to the Division of Corporation Finance’s review of the above-captioned filing and to the Company’s extension letter dated June 28, 2006.
            The Company respectfully requests an extension until August 7, 2006 to thoroughly address the Staff’s comments on noted letter above.
            We would appreciate your consideration in this regard.
Very truly yours,
/s/ Glenn W. Reed
Glenn W. Reed
GWR:cs

Cc:	Mr. Mark D. Hauptman
Ms. Connie Palacios
Mr. David Glass [KPMG, LLP]
HealthMarkets, Inc. • 9151 Boulevard 26 • North Richland Hills, TX 76180 • P 817-255-5200 • www.HealthMarkets.com